Exhibit 97.1
GE HEALTHCARE TECHNOLOGIES INC.
CLAWBACK POLICY

The Board of Directors (“Board”) of GE HealthCare Technologies Inc. (“Company”) has adopted this Clawback Policy (“Policy”) effective as of October 2, 2023, (i) in part to comply with, and it shall be interpreted consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”), the Nasdaq Stock Market LLC (“Nasdaq”) Rule 5608 (“Listing Standards”), and Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and (ii) in part to reinforce existing principles of the Company that allow for a potential impact on compensation resulting from misconduct. Section I of this Policy provides for mandatory clawback requirements in accordance with the Listing Standards and the Sarbanes-Oxley Act. Section II of this Policy provides for discretionary clawback recovery in the event of misconduct.
Section I – Statutory Clawback Requirements
A.Rule 10D-1 Clawback Requirements
This Section I applies in the event of any accounting restatement (“Restatement”) of the Company’s financial results due to its material non-compliance with financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
B.Executive Officers Subject to Section I
The “executive officers” of the Company (as determined by the Board and reported as such) are covered by this Section I (the “Executive Officers”). This includes the Company’s current or former chief executive officer (“CEO”), president, chief financial officer (“CFO”), chief accounting officer, any vice-president of the Company in charge of a principal business unit, division, or function, and any other current or former officer or person who performs a significant policy-making function for the Company, including executive officers of subsidiaries of the Company if they perform such significant policy-making function for the Company. All of these Executive Officers are subject to this Section I, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.
C.Compensation Subject to Mandatory Policy Terms
This Section I applies to any Incentive-Based Compensation received by an Executive Officer during the Clawback Period. Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs before or after the end of that fiscal period.
D.Amount Required to be Repaid Pursuant to Section I
The amount of Incentive-Based Compensation that must be repaid (subject to the few limitations discussed below) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-

Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and exchange rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure, the Company will determine the portion of the original Incentive-Based Compensation based on such financial reporting measure that was restated and will calculate the Recoverable Amount attributable to such affected portion of the Incentive-Based Compensation. All Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded.
For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement (1) the Company shall determine the Recoverable Amount based on a reasonable estimate of the effect of the Restatement on the stock price or the TSR upon which Incentive-Based Compensation was received; and (2) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq when requested.
In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.
If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested (when the accounting results were the reason the equity compensation was vested), in each case during the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
•if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
•if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Board will take such action as it deems appropriate, in its sole and absolute discretion, to recover the Recoverable Amount from the Executive Officer reasonably promptly, unless the Board determines that it would be impracticable to recover such amount and (1) the direct costs of enforcing recovery would exceed the

Recoverable Amount after the Company has made a reasonable attempt to recover such Recoverable Amount, or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Specifically, the timing and method for promptly recouping the Recoverable Amount may include, without limitation, seeking reimbursement of all or part of any cash or equity-based award, cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, canceling or offsetting against any planned future cash or equity-based awards, forfeiture of deferred compensation, subject to compliance with 26 U.S.C. 409A and the regulations thereunder, and any other method authorized by applicable law or contract. Subject to compliance with any applicable law and to the extent consistent with 26 U.S.C. 409A, the Company may recover the Recoverable Amount from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonus, commissions, and compensation previously deferred by the Executive Officer. Notwithstanding the foregoing, the Company makes no guarantee as to the treatment of such amounts under applicable law, including, without limitation, 26 U.S.C. 409A, and shall have no liability with respect thereto.

E.Section 304 of the Sarbanes-Oxley Act of 2002 Clawback Requirements
In addition to the provisions described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act, the CEO and CFO (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:
•any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurs) of such financial document; and
•any profits realized from the sale of securities of the Company during that 12-month period.
F.Crediting of Recovery Amounts
To the extent the clawback requirements in subsections A, B, C and D of this Section 1 (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of Incentive-Based Compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection E of this Section 1 (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery pursuant to the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company. Recovery pursuant to the Rule 10D-1 Clawback Requirements and the Sarbanes-Oxley Clawback Requirements does not preclude recovery under Section II of this Policy.

Section II - Discretionary Clawback Recovery

If the Board (or, for employees who are not Executive Officers, the Company’s Chief People Officer, General Counsel, or Chief Compliance Officer, each a Board “delegate”) determines that an employee (A) has engaged in conduct or (B) oversees employees who engage in conduct and knew of or was willfully blind to conduct that (1) constitutes a breach of an agreement with the Company or any of its subsidiaries, (2) would give rise to a termination for Cause (even if the Company does not actually terminate the employee), or (3) is otherwise detrimental to the Company, in each case, the Board (or its delegate) may in its sole discretion take a range of actions to remedy the conduct, prevent its recurrence, and impose such discipline as would be appropriate. Discipline will vary depending on the facts and circumstances, and may include, without limitation:
(1) termination of employment;
(2) initiating an action for breach of fiduciary duty; and
(3) seeking reimbursement of Incentive-Based Compensation and Variable Compensation paid or awarded to the employee.
These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators, or other authorities or other Company disciplinary action.
Section III — Policy Administration

A. General Provisions
This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.
The Company will not indemnify or provide insurance to cover (1) any repayment of Incentive-Based Compensation or Variable Compensation in accordance with this Policy, or (2) any claims relating to the enforcement of the Company’s rights under this Policy.
The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture, or right of offset against any Executive Officer or other employee that is required pursuant to any other statutory or Company repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting, or other agreement with the Company or any of its subsidiaries.
All determinations and decisions made by the Board (or any committee thereof or delegate) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. The Policy is binding and enforceable against all Executive Officers and employees and their beneficiaries, heirs, executors, administrators, or other legal representatives. Any questions about the interpretation of this Policy may be addressed to the Company’s General Counsel. Any employees of the Company and members of the Board who assist in the administration of this Policy shall not be personally liable for any action, determination, or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination, or interpretation. The foregoing sentence shall not limit any rights to indemnification of the members of the Board or officers of the Company under applicable law or other Company policy.
Any action by the Company to recover amounts under this Policy from any individual shall not, whether alone or in combination with any other action, event or condition, be deemed (1) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such individual, or (2) to constitute a breach of a contract or other arrangement to which such individual is party.
B. Definitions
Cause means, as determined in the sole discretion of the Board or its delegate, as applicable, an employee’s:
1.breach of the Employee Innovation and Proprietary Information Agreement or any other confidentiality, non-solicitation, or non-competition agreement with the Company or breach of a material term of any other agreement between the employee and the Company;
2.engagement in conduct that results in, or has the potential to cause, material harm financially, reputationally, or otherwise to the Company;
3.commission of an act of dishonesty, fraud, embezzlement or theft;
4.conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude; or
5.failure to comply with the Company’s policies and procedures, including but not limited to The Spirit & the Letter.
Clawback Period means any of the three completed fiscal years immediately preceding (i) the date that the Board (or Audit Committee) concludes, or the Board (or Audit Committee) reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement as well as any transition period of less than nine months that is within or immediately following such three fiscal years. For the avoidance of doubt, the Clawback Period with respect to an Executive Officer only applies to Incentive-Based Compensation received by the Executive Officer (a) on or after October 2, 2023, (b) after beginning services as an

Executive Officer and (c) if that person served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation.
Incentive-Based Compensation means all incentive-based compensation including cash and equity that is granted, earned, or vested based wholly or in part upon the attainment of any “financial reporting measure.” Financial reporting measures are those that are (1) determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements; (2) derived wholly or in part from financial information used in preparing the Company’s financial statements (including non-GAAP measures); and (3) based in whole or in part on the Company’s stock price or total shareholder return. Incentive-Based Compensation does not include annual base salary, compensation that is awarded solely based on service to the Company (e.g., a time-vested award, including time-vesting stock options or RSUs), or compensation that is awarded solely based on subjective standards, strategic measures (e.g., completion of a merger), or operational measures (e.g., attainment of a certain market share) that are not financial reporting measures.
Variable Compensation means performance-based compensation that does not otherwise constitute Incentive-Based Compensation, including compensation (1) awarded solely based on subjective standards, strategic measures (e.g., completion of a merger), operational measures (e.g., attainment of a certain market share), or other discretionary performance; (2) based on orders or sales attainment (i.e., sales incentive compensation); or (3) based on service to the Company (e.g., a time-vested award, including time-vesting stock options or RSUs).